[GOL LETTERHEAD]

October 5, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mr. Matthew Spitzer

Gol Linhas Aéreas Inteligentes S.A.

            Form F-3 Registration Statement

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Gol Linhas Aéreas Inteligentes S.A. (the “Company”) hereby requests that the effective date of the Companies’ Form F-3 Registration Statement (the “Registration Statement”) filed on August 25, 2009 (No. 333-161528), as amended by an Amendment No. 1 on September 23, 2009, be accelerated so that it may become effective at 3:00 pm (EST) on October 8, 2009, or as soon thereafter as practicable.

In making this request, the Company acknowledges that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement. The Company further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you need additional information, please contact me.

Sincerely,

Gol Linhas Aéreas Inteligentes S.A.

By:	/s/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Executive Vice President, Chief Financial and Investor Relations Officer